[Lime Energy Letterhead]
December 24, 2008
Peggy A. Fisher, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3030

Re:	Lime Energy Co.
Preliminary Information Statement on Schedule 14C
Filed November 28, 2008
File No. 1-16265
Dear Ms. Fisher:
          In connection with your review of the above referenced filing and as requested in your letter dated December 23, 2008, I acknowledge on behalf of Lime Energy Co. that:
•	Lime Energy Co. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	Lime Energy Co. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to contact me or Lime Energy Co.’s attorney, Todd Arkebauer, at (312) 207-6453, if you have any further questions or comments.

Very truly yours,
/s/ Jeffrey R. Mistarz
Jeffrey R. Mistarz
Chief Financial Officer

cc: Todd Arkebauer, Reed Smith LLP